Exhibit 99.1

LATAM AIRLINES GROUP REPORTS OPERATING RESULT OF US$ 256 MILLION AND CONSOLIDATED NET INCOME OF US$ 52 MILLION FOR THIRD QUARTER 2013.

Santiago, Chile, November 11, 2013 – LATAM Airlines Group S.A. (NYSE: LFL; IPSA: LAN; BOVESPA: LATM11), the leading airline group in Latin America, announced today its consolidated financial results for the third quarter ended September 30, 2013. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 2.29 per USD.

HIGHLIGHTS

•	Having completed the first year of the merger between LAN Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), we are very satisfied to show a strong improvement in operating results, reflecting the successful implementation of the integration process, synergy and efficiency initiatives, the successful turnaround of the domestic Brazil operations and the rationalization of international passenger operations. The 7.6% operating margin achieved this quarter shows the results of the changes implemented over the last year, many of which are still ongoing.

•	TAM’s domestic operations in Brazil reflect the successful turnaround implemented over the past year, with a RASK increase of 19% (measured in Brazilian Reais, “BRL”) for the third quarter of 2013 as compared to the third quarter of 2012, driven by healthy load factors of 81.6% as well as yield improvements. Together with ongoing cost initiatives, this has led to substantial improvements in the profitability of TAM’s domestic operations.

•	LATAM has carried out a highly effective strategy to reduce its balance sheet and operating exposure to the volatility in the foreign exchange rate fluctuations of the Brazilian currency, through operational measures as well as financial hedging. As a result, the Company is better positioned to face BRL fluctuations in the coming quarters.

•	On November 7, 2013, LATAM Airlines Group successfully issued a 7-year securitized bond, securitizing future flow receivables in the amount of US$450 million, at a coupon of 6.0%. The use of proceeds is primarily for the repayment of short-term debt.

MANAGEMENT COMMENTS ON THIRD QUARTER 2013 RESULTS

During the third quarter 2013, LATAM’s operating income reached US$255.5 million, showing a significant improvement compared to the third quarter last year. Operating margin reached 7.6%, an increase of 4.4 percentage points compared to 3.2% operating margin in 2012. This result reflects the successful turnaround of the domestic Brazil operations and the rationalization of long haul passenger operations, as well as continued strength in domestic Spanish speaking countries and effective cost reduction and efficiency initiatives. This improvement occurred despite the revenue impact of the 12.9% depreciation of the BRL as compared to the third quarter 2012.

LATAM Airlines Group S.A. 3Q13

In the domestic Brazil passenger operations, which represents 34% of LATAM’s total passenger capacity, financial results have continued to improve significantly over the last quarters as a result of our strategy of continued capacity reductions and improved market segmentation and revenue management practices. TAM continues to reduce capacity in the domestic market, with a 6% reduction in ASKs during the third quarter 2013 as compared to the same period last year. The reduction of only 1.7% in RPKs allowed us to continue improving load factors to 81.6%, among the highest in the Brazilian market. This, together with improved yields, has led to a 19% increase in revenue per ASK (“RASK”) as measured in BRL, as compared to the third quarter 2012 and has allowed TAM to consolidate its leadership position in the Brazilian market, reaching 40% market share of RPKs as of September 2013. Our market segmentation strategy allows TAM to maintain a leadership position with corporate customers, with a premium fare as compared to our competitors. Our continued preference by the corporate customer, in addition to our ability to stimulate demand and penetrate price-sensitive segments, has allowed us to continue improving our load factors and RASK in the Brazilian operations.

Regarding the Company’s international passenger operations, we have seen positive results from our strategy of rationalizing international passenger capacity both in Brazil and the Spanish speaking countries. Capacity on international routes increased 2% in the third quarter 2013 as compared to the third quarter 2012, while load factors remained relatively flat at 84%. Capacity optimization has been achieved by reducing flights from Rio de Janeiro’s Galeao Airport to Europe and consolidating operations at the Sao Paulo Guarulhos Airport, strengthening Guarulhos’ position as the main hub for regional and long haul traffic in South America. Furthermore, TAM has grounded the ten oldest and least efficient Airbus A330s, replacing part of this capacity with six Boeing 767s reallocated from LAN’s fleet, which have a lower cost per ASK. This change has also allowed us to improve our product for premium passengers, including full flat seats in Business Class. We have also focused on optimizing the utilization of the belly capacity of our wide body aircraft for the transportation of cargo, in order to benefit from the competitive advantage provided by our integrated passenger and cargo business model. Profitability on routes between Brazil and the United States has also been positively impacted by the code share agreement signed with American Airlines, which was launched on August 15, 2013, and allows TAM to provide its passengers with improved connectivity throughout the United States, from Miami and New York.

Regarding synergy capture, during the first nine months of 2013, LATAM realized US$215 million in merger synergies, before merger-related expenses. We continue to expect merger synergies to be between US$250 and US$300 million for full year 2013 and we remain confident in our synergy target of between US$600 and US$700 million, to be fully achieved by the fourth year after the merger (June 2016).

LATAM has implemented cost reduction and efficiency initiatives focused on reducing fuel consumption and capturing cost synergies related to the integration of LAN and TAM. As a result of these ongoing initiatives, and a 6.5% decline in the average fuel price paid per gallon (including realized fuel hedge gains), costs per ASK- equivalent declined 4.2% in the third quarter 2013 as compared to the third quarter 2012). Furthermore, LATAM has reduced headcount throughout the organization, especially in TAM’s operations. As a result, total employees have declined by 0.7% as of September 30, 2013 as compared to September 30, 2012. Excluding fuel, costs per ASK-equivalent declined 1.4% as compared to third quarter 2012.

During the first nine months of 2013, LATAM has carried out a highly effective strategy to reduce its balance sheet exposure to the foreign exchange rate volatility of the BRL, and expects to eliminate this exposure completely by mid- 2014. Regarding its operating exposure to the BRL, the Company continues to take

LATAM Airlines Group S.A. 3Q13

operational measures to mitigate the impact on cash flow generation, such as increasing the percentage of US dollar-denominated revenues. In addition, LATAM has hedged part of its operating exposure to the BRL for 2014 through foreign exchange forward contracts in a total aggregate amount of US$500 million (approximately 50% of its current estimated operating exposure), at an average exchange rate of BRL 2.30 per 1.00 USD for the period between January and December 2014. As a result, the Company believes it is better positioned to face BRL fluctuations in the coming quarters.

We have also made significant progress in strengthening LATAM’s balance sheet. LATAM’s leverage ratio (adjusted net debt/EBITDAR) has declined from 6.3X in December 2012 to 5.8x in September 2013, and is expected to continue to improve as a result of the restructuring of the Company’s fleet plan and our expected continued improvement in operational cash flow generation. We have also improved our liquidity position from 8.5% in December 2012 to 13.2% in September 2013, and expect to continue to do so as a result of certain liquidity initiatives carried out during the fourth quarter 2013. In particular, we expect to use the proceeds from the issuance of a securitized bond in November, and the expected proceeds from the issuance of up to 62 million shares of common stock in a rights offering, which we expect to be completed at the end of December, to repay short-term debt and improve our liquidity position. This will complete the restructuring of our balance sheet and place LATAM on a path to recover our investment grade rating in the medium term.

Finally, we are on track to achieve the guidance already provided in August 2013. More specifically, we aim to reach an EBIT margin of approximately 5% +/- 0.2 percentage points for the full year 2013. This estimate assumes an average exchange rate of approximately BRL/USD 2.28 and a jet fuel price of US$ 122 per barrel for the fourth quarter of 2013.

MANAGEMENT DISCUSSION AND ANALYSIS OF THIRD QUARTER 2013 RESULTS

LATAM Airlines Group reported net income of US$ 52.1 million in the third quarter 2013, a significant improvement compared to a net loss of US$ 49.2 million in the third quarter of 2012. This was driven by a significant improvement in operating results, and includes a non-operating one-time reserve in the amount of US$22 million related to the imposition by CADE of a fine on ABSA in the third quarter 2013, relating to the investigation that began in 2009, due to possible violations of airline competitive practices in the cargo business. Net loss in third quarter 2012 included a one-time accounting charge of US$70.4 million related to the publication of the law increasing the Chilean corporate income tax rate from 17% to 20%. Operating income in the third quarter of 2013 reached US$ 255.5 million, a 142.4% increase compared to income of US$ 105.4 million in third quarter 2012. Operating margin reached 7.6%, which represents an improvement of 4.4 percentage points when compared to the same period in 2012.

Total revenues in the third quarter 2013 reached US$3,360.7 million compared to US$3,339.0 million in third quarter 2012. The increase of 0.6% is a result of a 0.8% increase in passenger revenues and a 13.8% increase in other revenues, partially offset by a 2.6% decrease in cargo revenues. These variations include the negative impact of the 12.9% average depreciation of the BRL in the third quarter 2013 as compared to the third quarter

2012 on revenues denominated in that currency. Passenger and cargo revenues accounted for 84.3% and 13.0% of total revenues, respectively, in third quarter 2013.

Passenger revenues increased 0.8% during the quarter driven by a 1.9% increase in traffic, partially offset by a 1.1% decline in yields as compared to the third quarter of 2012. Load factor increased by 1.2 percentage points from 81.1% to 82.4%, as the increase in traffic surpassed the 0.4% increase in capacity. Overall, RASK increased 0.4% as compared to third quarter 2012, including the effect of the devaluation of the BRL on revenues denominated in that currency during the third quarter 2013.

LATAM Airlines Group S.A. 3Q13

During the third quarter 2013, the domestic operations of the Company’s Spanish speaking countries (SSC) continued to show strong traffic growth. Compared with the third quarter 2012, passenger traffic as measured in RPKs grew 10.4%, while passenger capacity as measured in ASKs grew 12.8%. Load factors reached 78.1%, 1.7 percentage points lower than 2012, leading to a decline in revenue per ASK.

In the domestic Brazil passenger operations, load factors increased 3.6 percentage points reaching a healthy 81.6% in the third quarter of 2013. This was a result of 6.0% lower capacity and 1.7% lower traffic as compared to the third quarter of 2012. Coupled with yield improvements in US dollars, and despite the 12.9% depreciation of the BRL as compared to the same period in 2012, this has resulted in an increase of approximately 19% in RASK, as measured in BRL, as compared to the third quarter 2012. As a result, and together with continued efficiency initiatives in this market, we are seeing substantial improvements in our financial results in the Brazilian domestic operations.

Despite increased competition of international carriers flying to South America, as well as weak European markets, LATAM’s international passenger operations started showing signs of improvement in the third quarter of 2013 as a result of capacity rationalization mainly in flights from Rio de Janeiro to Europe and the consolidation of Guarulhos Airport as main hub for regional and long haul traffic in South America, both of which are having a positive impact in the revenue per ASK trend. Traffic in our international markets increased by 2.0% while capacity in both LAN and TAM’s international routes grew by 1.6%, resulting in a load factor of 84.2%, a 0.4 percentage points increase as compared to the third quarter of 2012. Additionally, our fleet renewal plan is resulting in a more efficient international operation with lower CASK and a better product for the business passenger, as we introduce more efficient aircraft including the Boeing B787 Dreamliner and Boeing B767 and replace some of the least efficient Airbus A330 aircraft on TAM’s long haul routes. Moreover, on August 15, 2013 American Airlines and TAM launched their codeshare agreement, with a positive impact on international passenger revenues.

Cargo revenues decreased 2.6% during the third quarter of 2013 as a result of a 0.8% decrease in cargo traffic and a 1.9% decline in yields. Cargo demand continues to be weak, in particular demand on routes into Latin America, and competitive pressures from regional and international cargo carriers persist. Additionally, the decline in yields also reflects the negative impact of the 12.9% depreciation of the BRL during the third quarter 2013 on cargo revenues in the Brazilian domestic market.

The Company continues with a rational and disciplined approach toward freighter capacity utilization, in line with a still challenging scenario in Latin American cargo markets. This has led us to maintain cargo capacity flat in the third quarter of 2013 and has resulted in a 0.5 percentage points decrease in cargo load factors, which reached 56.8% in the quarter, as compared to 57.3% in the third quarter 2012. These efforts are complemented by a permanent and increasing focus on maximizing the belly utilization of the Company’s passenger fleet.

Other revenues increased by 13.8%, amounting to US$90.7 million during the third quarter 2013. This increase was mainly explained by increased revenues from Multiplus resulting from breakage and non-air redemptions.

Total operating expenses in the third quarter 2013 reached US$3,105.2 million, a 4.0% reduction as compared to operating expenses in the third quarter of 2012. This resulted in a 4.2% reduction in cost per ASK equivalent (including net financial expenses). The reduction in costs reflects a 6.5% decline in the average fuel price paid per gallon (including fuel hedge gains). Excluding fuel, cost per ASK equivalent decreased 1.4%, as a result of cost

LATAM Airlines Group S.A. 3Q13

synergies and efficiencies related to the integration process between LAN and TAM, headcount reductions, and the positive impact of the depreciation of the BRL on certain cost items. Changes in operating expenses were mainly due to the following:

•	Wages and benefits decreased 3.6% as a results of a 0.7% decrease in headcount as of September 30, 2013, as compared to September 30, 2012, as well as the positive impact on wages in that currency of a 12.9% average depreciation of the BRL during the quarter, as compared to the third quarter 2012. This was offset by the recognition of US$15.5 million in one-time severance costs resulting from headcount reductions in TAM during the quarter.

•	Fuel costs decreased 9.1% mainly driven by a 2.9% decrease in fuel gallons consumed, in line with the Company’s fuel efficiency programs, an increasingly fuel efficient fleet, and a higher proportion of wide-body aircraft in the fleet, as well as a 4.2% decrease in the average fuel price per gallon. In addition, the Company recognized a US$23.2 million fuel hedge gain which is included as an offset to fuel costs, compared to a US$2.5 million fuel hedge loss in the third quarter of 2012.

•	Commissions to agents increased 4.9% due to a 6.2% increase in average passenger commissions, partially offset by a 6.0% decrease in average cargo commissions.

•	Depreciation and amortization decreased 7.9% mainly as a result of the sale and lease-back of 10 Airbus A330 aircraft in June 2013 and the 12.9% depreciation of the BRL during the quarter as compared to the third quarter 2012.

•	Other rental and landing fees decreased 0.6% mainly due to lower costs related to ACMI leases in the cargo business.

•	Passenger service expenses decreased 7.0%, despite a 2.5% increase in passengers transported, driven by a decrease in the service cost per passenger.

•	Aircraft rentals increased 14.4% as a result of the sale and lease back of 10 Airbus A330 during June 2013 and the addition of 6 aircraft operating leases, partially offset by the return of 15 aircraft under operational leases over the past 12 months.

•	Maintenance expenses increased 21.6% as a result of an increase in the number of redeliveries, as well as the net increase of 19 aircraft in our fleet between October 2012 and September 2013, in line with our strategy of continued fleet renewal.

•	Other operating expenses decreased 2.3% mainly due to lower reservation system costs related to the change in reservation systems that took place in September 2012. This was partially offset by a one-time cost of US$9.6 million related to the increase in wages for personnel in positions deemed to be high-risk according to existing Brazilian regulations.

Non-operating results

•	Interest income decreased from US$23.9 million in third quarter 2012 to US$12.0 million in third quarter 2013, despite a higher cash balance during the quarter, driven by the impact of mark to market losses in currency hedges at Multiplus given the depreciation of the BRL as compared to mark to market gains in the same quarter of 2012 (to be over by March, 2014).

•	Interest expense increased from US$105.2 million in third quarter 2012 to US$113.8 million in same quarter 2013, mainly due to higher debt due to new fleet purchases.

•	Under Other income (expense), the Company recorded a US$46.4 million expense, which included a US$ 12.7 million foreign exchange loss. This compares to a US$9.3 million gain in other income (expense) in the third quarter 2012, which included a US$ 10 million foreign exchange gain. Under other expense, the Company also recorded a provision of US$ 22 million related to a fine imposed by CADE on ABSA in connection with the investigation of alleged violations of airline competitive practices in the cargo business.

LATAM Airlines Group S.A. 3Q13

FINANCING AND LIQUIDITY

Following are summary consolidated balance sheet indicators for LATAM Airlines Group as of September 30, 2013, in thousands of US dollars.

	As of September 30, 2013	As of December 31, 2012

Total Assets	22,220,335	22,326,339

Total Liabilities	17,454,331	17,105,654
Total Equity*	4,766,004	5,220,685

Total Liabilities and Shareholders equity	22,220,335	22,326,339

Net Debt
Current and long term portion of loans from financial institutions	7,701,450	6,471,737
Current and long term portion of obligations under capital leases	2,417,978	3,087,820
Other liabilities current and long term portion	144,424	199,950
Cash and cash equivalents	-1,761,674	-1,120,335

Total Net Debt	8,502,178	8,639,172

(*)	Note: Includes minority interest

Main Financial Ratios

	As of September 30, 2013	As of December 31, 2012

Cash and Equivalents as % of LTM revenues	13.2%	8.5%

Adjusted Gross Debt (US$)	13,290,939	12,726,338
Adjusted Gross Debt / EBITDAR (LTM)	6.66	6.88

Adjusted Net Debt (US$)	11,529,265	11,606,003
Adjusted Net Debt / EBITDAR (LTM)	578	6.27

Note: Adjusted debt considers aircraft leases x 7

At the end of the third quarter 2013, LATAM reported US$ 1,762 million in cash and cash equivalents, including certain highly liquid investments accounted for as other current financial assets. In addition, as of September 30, 2013, the Company reported deposits with aircraft manufacturers (pre-delivery payments) of US$ 799 million, US$527 million of which were funded directly by LATAM.

On November 7, 2013, LATAM Airlines Group issued a series of securitized notes in the amount of US$450 million. The notes are supported by the securitization of certain future cash flows owing to LATAM from certain foreign institutions operating credit card systems in the United States of America and through which payment of certain airline tickets airfare and airway bill sales by customers are made. The notes have a 7 year maturity (a 2 year period of interest only, 5 years of amortization, and duration of 4.75 years). The securitized notes bear interest at 6.0%. The proceeds will be used primarily to reduce the existing short-term financial debt in Chile and Brazil and strengthen the company’s balance sheet.

LATAM Airlines Group S.A. 3Q13

Since the completion of the business combination with TAM, fleet deliveries for LAN and TAM are being incorporated at LATAM Airlines Group. The new focus of LATAM in terms of fleet financing will be a combination of ECA-supported transactions in both loan and bond formats, sale & leaseback transactions and commercial financing including senior and junior debt and tax-based structures. The typical tenor for finance leases is twelve years, and shorter for operating leases.

One of the objectives of LATAM Airlines Group is to reduce the volatility in the financial results of TAM caused by external factors such as foreign exchange rate and fuel price fluctuations. In order to mitigate the impact of exchange rate variations as a result of the imbalance of TAM’s balance sheet accounts between assets denominated in BRL and liabilities denominated in US dollars, LATAM is in the process of moving the TAM aircraft and related debt to the LATAM balance sheet, which has the US dollar as its functional currency. In addition, most aircraft delivered after June 22, 2012 have been financed by LATAM Airlines Group, irrespective of whether the aircraft is to be operated by TAM or by LAN. As of September 30, 2013, LATAM has reduced the exposure to the BRL on TAM’s balance sheet from US$4.1 billion on June 30, 2012 to US$2.1 billion, and expects to further reduce it to approximately US$1.6 billion by year end 2013 and to eliminate this exposure by June 2014. The volatility caused by exchange rate variations on the cash flows of TAM are expected to be partially mitigated over time as a result of the natural hedge provided by the diversified nature of the cash flows of LATAM Airlines Group. In addition, in October 2013 the company implemented a hedging program to partially mitigate the impact of exchange rate variations on the net BRL exposure of TAM’s cash flows. The company has hedged approximately 50% of its current estimated total net BRL monthly operating exposure for 2014 through foreign exchange swaps at an average rate of BRL/USD 2.30.

In relation to the Company’s fuel expense exposure, all hedging activities are carried out by LATAM Airlines Group. The Company aims to offset the impact of fuel price fluctuations through fuel surcharges in both passenger and cargo operations. LATAM has hedged approximately 61% of its estimated fuel consumption for the fourth quarter of 2013, and 39% and 15% of its average estimated fuel consumption for the first and second quarter of 2014, respectively. The Company’s fuel hedging strategy consists of a combination of collars, swaps and call options for Brent and Jet Fuel.

LATAM FLEET PLAN

During the third quarter of 2013, LATAM received 8 Airbus A320s, 2 Boeing 777-300 and 1 Boeing 787-8 Dreamliner. The Company also returned 2 Bombardier Dash 8-200 aircraft, 1 Bombardier Dash 8-Q400, 2 Boeing 767-300, 1 Airbus A320-200 and sold 2 Airbus A318 aircraft.

LATAM Airlines Group S.A. 3Q13

LATAM’s current estimated fleet plan and associated financial commitments are shown in the table below.

	At year end	2013	2014	2015

Passenger Aircraft
Dash 8-200		7	7	2
Dash 8-Q400		2	0	0
Boeing 737-700		5	0	0
Airbus A319-100		52	51	48
Airbus A320-200		160	159	160
Airbus A321-200		10	20	32
Airbus A330-200		20	13	10
Boeing 767-300		43	39	35
Airbus A340-300/500		5	3	0
Airbus A350-900		0	0	1
Boeing 777-300 ER		10	10	10
Boeing 787-8/-9		5	10	17
TOTAL		319	312	315

Cargo Aircraft
Boeing 777-200F		4	4	4
Boeing 767-300F		11	11	10

TOTAL		15	15	14

TOTAL FLEET		334	327	329

Total Fleet Commitments (US$ millions)		1,953	1,343	1,893

GUIDANCE

The Company maintains its guidance of pro forma passenger ASK growth for full year 2013 to be between 0% and 2%. International passenger ASK growth (pro forma) for full year 2013 for LATAM Airlines Group is expected to be approximately 2% to 4%. TAM’s domestic passenger ASKs in the Brazilian market are expected to decrease by approximately 7% to 9% during 2013. ASKs in Spanish-speaking countries are expected to increase by approximately 12% to 14%.

Regarding cargo operations, LATAM expects cargo ATK growth between 0% and 2% for full year 2013, mainly driven by the incorporation of two new B777 freighters in September and October 2012, as well as additional belly capacity.

The Company expects operating margin to be approximately 5% for full year 2013, plus or minus 0.2 percentage points, assuming an average exchange rate of approximately BRL/USD 2.28 and jet fuel price of US$ 122 per barrel for the fourth quarter of 2013.

LATAM Airlines Group S.A. 3Q13

2013 - 2012
ASK Growth (Passenger)	Total Network		0% / 2%
	International (Long Haul & Regional)		2% / 4%
	Brazil Domestic		-7% / -9%
	SSC Domestic		12% / 14%

ATK Growth (Cargo)			0% / 2%

Synergies (EBITDA)		(FY 2013)	US$ 250-300mm

Operating Margin		(FY 2013)	~5%+/-0.2pp

Average Exchange rate (BRL/USD)		(4Q13)	2,28

Jet Fuel Price (US$ per barrel)		(4Q13)	122

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About LATAM Airlines Group S.A

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LAN Airlines and its affiliates in Peru, Argentina, Colombia and Ecuador, and LAN Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A., including its business units TAM Transportes Aereos del Mercosur S.A., (TAM Airlines (Paraguay)) and Multiplus S.A. This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 135 destinations in 22 countries and cargo services to about 144 destinations in 27 countries, with a fleet of 328 aircraft. In total, LATAM Airlines Group S.A. has more than 52.000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs, and Sao Paulo Stock Exchange, in the form of BDRs.

Each airline will continue to operate under their current brands and identities. For any inquiry of LAN or TAM, please visit www.lan.com or www.tam.com.br, respectively. Further information at www.latamairlinesgroup.net

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This report is for informational purposes only and does not constitute an offer, or the solicitation of an offer, to sell, purchase or subscribe for securities in the United States or elsewhere. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and any public offering of securities to be made in the United States will be made by means of a prospectus filed with the U.S. Securities and Exchange Commission that, when filed, may be obtained from LATAM and will contain detailed information about LATAM and its management, as well as financial statements.

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Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans,, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A. 3Q13

LATAM Airlines Group S.A.

Consolidated Financial Results for the third quarter 2013

Following is the LATAM Airlines Group Consolidated Income Statement for third quarter 2013, in thousands of US dollars.

	For the three month period ended September 30
	2013	2012	% Change

REVENUE
Passenger	2,833,605	2,811,233	0.8%
Cargo	436,362	448,014	-2.6%
Other	90,711	79,736	13.8%

TOTAL OPERATING REVENUE	3,360,678	3,338,983	0.6%

EXPENSES
Wages and Benefits	-624,991	-648,097	-3.6%
Aircraft Fuel	-1,055,800	-1,162,100	-9.1%
Comissions to Agents	-113,547	-108,201	4.9%
Depreciation and Amortization	-249,724	-271,096	-7.9%
Other Rental and Landing Fees	-335,623	-337,709	-0.6%
Passenger Services	-77,776	-83,670	-7.0%
Aircraft Rentals	-116,147	-101,506	14.4%
Aircraft Maintenance	-114,795	-94,435	21.6%
Other Operating Expenses	-416,791	-426,785	-2.3%

TOTAL OPERATING EXPENSES	-3,105,194	-3,233,599	-4.0%

OPERATING INCOME	255,484	105,384	142.4%

Operating Margin	7.6%	3.2%	4.4pp

Interest Income	12,003	23,889	-49.8%
Interest Expense	-113,794	-105,249	8.1%
Other Income (Expense)	-46,405	9,346	-596.5%

INCOME BEFORE TAXES AND MINORITY INTEREST	107,288	33,370	221.5%
Income Taxes	-52,078	-75,050	-30.6%

INCOME BEFORE MINORITY INTEREST	55,210	-41,680	-232.5%

Attributable to:
Shareholders	52,093	-49,185	-205.9%
Minority Interest	3,117	7,505	-58.5%

NET INCOME	52,093	-49,185	-205.9%

Net Margin	1.6%	-1.5%	3.0pp

Effective Tax Rate	50.0%	290.2%

EBITDA	505,208	376,480	34 2%
EBITDA Margin	15.0%	11.3%	3.8pp.

EBITDAR	621,355	477,986	30.0%
EBITDAR Margin	18.5%	14.3%	4.2pp.

LATAM Airlines Group S.A. 3Q13

LATAM Airlines Group S.A.

Consolidated Financial Results for the nine month period ended September 30, 2013

Following is the LATAM Airlines Group Consolidated Income Statement for the nine month period ended September 2013, in thousands of US dollars.

	For the nine month period ended September 30
	2013	2012 (pro forma)	% Change

REVENUE
Passenger	8,225,112	8,158,149	0.8%
Cargo	1,383,283	1,401,864	-1.3%
Other	260,161	191,573	35.8%

TOTAL OPERATING REVENUE	9,868,556	9,751,586	1.2%

EXPENSES
Wages and Benefits	-1,882,335	-1,954,682	-3.7%
Aircraft Fuel	-3,328,551	-3,529,605	-5.7%
Comissions to Agents	-292,979	-333,752	-12.2%
Depreciation and Amortization	-791,561	-810,587	-2.3%
Other Rental and Landing Fees	-1,034,379	-1,019,673	1.4%
Passenger Services	-248,214	-232,224	6.9%
Aircraft Rentals	-315,360	-307,081	2.7%
Aircraft Maintenance	-352,148	-327,572	7-5%
Other Operating Expenses	-1,213,983	-1,233,310	-1.6%

TOTAL OPERATING EXPENSES	-9,459,510	-9,748,486	-3.0%

OPERATING INCOME	409,046	3,100	13095.0%

Operating Margin	4.1%	0.0%	4.1pp

Interest Income	51,751	101,310	-48.9%
Interest Expense	-340,220	-335,331	1.5%
Other Income (Expense)	-395,474	-274,683	44.0%

INCOME BEFORE TAXES AND MINORITY INTEREST	-274,897	-505,604	-45.6%
Income Taxes	45,744	69,124	-33.8%

INCOME BEFORE MINORITY INTEREST	-229,153	-436,480	-475%

Attributable to:
Shareholders	-234,992	-453,349	-48.2%
Minority Interest	5,839	16,869	-65.4%

NET INCOME	-234,992	-453,349	-48.2%

Net Margin	-2.4%	-4.6%	2.3pp

Effective Tax Rate	16.3%	13.2%

EBITDA	1,200,607	813,687	47.6%
EBITDA Margin	12.2%	8.3%	3.8 pp.

EBITDAR	1,515,967	1,120,768	35.3%
EBITDAR Margin	15.4%	11.5%	3.9pp.

LATAM Airlines Group S.A. 3Q13

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended				For the nine month period ended
	September 30				September 30
	2013	2012	% Change		2013	2012	% Change
System
ASKs-equivalent (millions)	52,658	52,522	0.3%		159,162	156,720	1.6%
RPKs-equivalent (millions)	38,360	37,945	1.1%		113,851	111,036	2.5%
Overall Load Factor (based on ASK-equivalent)%	72.8%	72.2%	0.6	pp	71.5%	708%	0.7	pp
Yield based on RPK-equivalent (US Cents)	8.5	8.6	-0.8%		8.4	8.6	-2.0%
Operating Revenues per ASK-equivalent (US Cents)	6.2	6.2	0.1%		6.0	6.1	-1.0%
Costs per ASK-equivalent (US Cents)	6.1	6.4	-4.2%		6.2	6.5	-4.8%
Fuel Gallons Consumed (millions)	313	323	-2.9%		953	959	-0.6%
Average Trip Length (thousands km)	1.6	1.6	-0.6%		1.6	1.6	-0.9%
Total Number of Employees	52,727	53,112	-0.7%		52,727	53,112	-0.7%

Passenger
ASKs (millions)	33,035	32,914	0.4%		98,864	97,820	1.1%
RPKs (millions)	27,209	26,708	1.9%		79,362	76,837	3.3%
Passengers Transported (thousands)	17,287	16,861	2.5%		49,479	47,484	4.2%
Load Factor (based on ASKs)%	82.4%	81.1%	1.2	pp	80.3%	78.5%	1.7	pp
Yield based on RPKs (US Cents)	10.4	10.5	-1.1%		10.4	10.6	-2.4%
Revenues per ASK (US cents)	8.6	8.5	0.4%		8.3	8.3	-0.2%

Cargo
ATKs (millions)	1,864	1,863	0.1%		5,728	5,596	2.4%
RTKs (millions)	1,059	1,067	-0.8%		3,276	3,249	0.8%
Tons Transported (thousands)	276	284	-2.8%		895	838	6.9%
Load Factor (based on ATKs)%	56.8%	57.3%	-0.5	pp	57.2%	58.1%	-0.9	pp
Yield based on RTKs (US Cents)	41.2	42.0	-1.9%		42.2	43.1	-2.2%
Revenues per ATK (US Cents)	23.4	24.1	-2.7%		24.1	25.1	-3.6%

Note: ASK-equivalent is the sum of passenger ASKs and the quotient of cargo ATK and 0.095 (including LAN and TAM cargo operations)

LATAM Airlines Group S.A. 3Q13

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of September 30, 2013	As of December 31, 2012

Assets:

Cash, and cash equivalents	1,024,196	650,263
Other financial assets	837,787	636,543
Other non-financial assets	226,207	169,821
Trade and other accounts receivable	1,748,112	1,417,531
Accounts receivable from related entities	671	15,187
Inventories	232,361	176,818
Tax assets	211,455	210,368
Non-current assets and disposal groups held for sale	11,125	47,655
Total current assets	4,291,914	3,324,186

Property and equipment	11,242,447	11,807,076
Goodwill	3,867,188	4,213,160
Intangible assets other than goodwill	2,180,958	2,382,399
Other non-current assets	637,828	590,514
Total non-current assets	17,928,421	19,002,153

Total assets	22,220,335	22,326,339

Liabilities and shareholders’ equity:

Other financial liabilities	2,750,837	2,047,330
Trade and other accounts payables	1,568,090	1,689,990
Tax liabilities	109,418	115,481
Other non-financial liabilities	2,614,537	2,444,766
Total current liabilities	7,042,882	6,297,567

Other financial liabilities	7,504,633	7,698,857
Accounts payable	1,010,233	1,085,601
Other provisions	1,206,939	1,306,872
Deferred tax liabilities	560,203	579,339
Employee benefits	45,554	38,095
Other non-financial liabilities	83,887	99,323
Total non-current liabilities	10,411,449	10,808,087

Total liabilities	17,454,331	17,105,654

Share capital	1,605,165	1,501,018
Retained earnings	852,605	1,076,136
Treasury Shares	(178)	(203)
Other reserves	2,215,676	2,535,100
Equity attributable to the parent company’s equity holders	4,673,268	5,112,051
Minority interest	92,736	108,634

Total net equity	4,766,004	5,220,685

Total liabilities and equity	22,220,335	22,326,339

LATAM Airlines Group S.A. 3Q13

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow Direct Method

	As of September 30, 2013	As of September 30, 2012

Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	9,816,232	6,652,138
Other cash receipts from operating activities	14,019	41,688

Payments for operating activities
Payments to suppliers for goods and services	(7,379,029)	(4,763,380)
Payments to and on behalf of employees	(1,800,612)	(1,165,185)
Other payments for operating activities	(18,355)	(18,000)

Interest Received	7,855	25,913
Income Taxes refunded (paid)	(54,842)	(27,518)
Other cash inflows (outflows)	70,137	(58,793)

Net cash flows from operating activities	655,405	686,863

Cash flow used in investing activities
Cash flow used for acquisition of subsidiaries	(5,510)	(3,236)
Other cash receipts from sales of equity or debt instruments of other entities	79,069	316,532
Other payments to acquire equity or debt instruments of other entities	(417,479)	—
Amounts raised from sale of property, plant and equipment	208,956	29,175
Purchases of property, plant and equipment	(1,219,718)	(1,417,918)
Purchases of intangible assets	(21,081)	(38,307)
Payment from other long-term assets	14,529	14,158
Other cash inflows (outflows)	77,338	102,226

Net cash flows used in investing activities	(1,283.896)	(997,370)

Cash flow from (used in) financing activities
Amounts raised from issuance of shares	104,351	12,889
Payments to acquire or redeem the shares of the entity	(148)	(203)
Amounts raised from long-term loans	1,401,245	1,034,512
Amounts raised from short-term loans	1,044,446	152,000
Loans repayment	(1,000,847)	(366,031)
Payments of finance lease liabilities	(347,749)	(171,872)
Dividends paid	(24,068)	(104,780)
Interest paid	(256,381)	(138,818)
Other cash inflows (outflows)	61,616	83,027

Net cash flows from (used in) financing activities	982,465	500,724

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	353,974	190,217
Effects of variations in the exchange rate on cash and equivalents	19,959	(39,545)

Net increase (decrease) in cash and cash equivalents	373,933	150,672

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	650,263	374,407

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,024,196	525,079

LATAM Airlines Group S.A. 3Q13

LATAM Airlines Group S.A.

Consolidated Fleet

	Off-Balance	As of September 30, 2013 On-Balance	Total

Passenger Aircraft
Dash 8-200	7	0	7
Dash 8-Q400	3	0	3
Boeing 737-700	6	0	6
Airbus A318-100	0	1	1
Airbus A319-100	16	39	55
Airbus A320 200	64	93	157
Airbus A321-200	1	9	10
Airbus A330-200	12	8	20
Boeing 767-300	6	37	43
Airbus A340-300/500	3	4	7
Boeing 777-300 ER	2	8	10
Boeing 787-8/-9	1	3	4

TOTAL	121	202	323

Flota Carga
Boeing 777-200F	2	2	4
Boeing 767-300F	4	8	12

TOTAL	6	10	16

TOTAL FLEET	127	212	339

NOTE: As of September 30, 2013, 23 aircraft were grounded as a result of sale or redelivery processes (3 Airbus A319s, 2 Airbus A320s, 9 Airbus A330s, 4 Airbus A340s, 1 Boeing B767, 1 Boeing 767F and 3 Dash 8-Q400s).

LATAM Airlines Group S.A. 3Q13